Exhibit 9


SALES GROWTH IN THE DOMESTIC MARKET LEADS TO INCREASED MARKET SHARE FOR PERDIGAO IN SEVERAL SEGMENT

Shrinkage in foreign markets impacts quarterly results

    SAO PAULO, Brasil, Aug. 14 /PRNewswire/ -- Perdigao showed an increase of 12.2% in gross receipts in the second quarter of 2002 to R$ 728.5 million, compared to R$ 649.2 million in the same period last year. Sales volume grew by 17.1%, guaranteeing the Company significant gains in market share in those market segments where they operate: 210 basis points in specialty meats, where they already have a dominant position of 26%; 350 basis points in frozen meat, bringing the market share to 34.8%; and 670 basis points in ready-to-eat dishes -- pasta, an segment where their share is 39.1%. This growth was observed in a comparison of the past two months' results carried out Nielsen Institute for each segment with the same period last year.

    Domestic market sales contributed significantly to this -- especially items with the greatest value added -- in which there was an invoiced increase of 20.1% and a volume increase of 14.1% in meat sold during the quarter. These results absorbed part of the impact of the constant exchange devaluation, the increase in commodity prices -- such as corn and soy -- averaging a 25% increase and barriers recently imposed by the European Union on exports.

    In the second quarter of this year, the Company showed net sales of R$ 635.2 million, 11.8% above that obtained in the same period of 2001. The semester results were even more favorable: net sales grew by 20.4% reaching R$1.3 billion.

    DOMESTIC MARKET
    In the domestic market, quarterly sales for prepared/processed products grew by 12% in volume and 20.2% in revenues and by 14.9 and 22.6%, respectively, during the first half of the year. This growth is attributed to investments in production, improvement in product mix, launching of new product lines and a greater focus on sales and marketing. Specifically, revenue in the pasta, pizza and cheese-bread product line sales increased by 32% and volume by 273% in the quarter. For the first half, this growth was 30.4% with volume growth at 27%.

    During the the quarter, the Company introduced six new items, prominent among which were brand stuffed gnocchi -- 4 cheeses and spinach. Between January and July, 26 new products were introduced in Brazil, including the Apreciatta Line of sweet pizzas. These new products reinforce the Company's policy of constantly investing in the development of products that exceed customer expectations.

    FOREIGN MARKETS
    In the foreign market sector, Perdigao faced a situation of high stocks of meat around the world, pronounced price fluctuations -- with a fall in dollar prices of up to 20% in some items -- and other restrictions. These factors, coupled with the high level of competition from foreign products and the increase in grain prices, limited trade during the period. For the quarter, Company shipments totaled R$ 252.2 million. The best performance was shown in non-consolidated markets (Russia and Eurasia), where exports increased by 89.8%, and in the Middle East, by 20.4%. Europe -- the main shipping destination in the prior quarter -- showed a drop due to excess inventory. Despite a devaluation during the quarter, the average price of exported goods declined by 17.8% in reals because of the drop in dollar prices (over 20%) and the change in the product mix purchased by importers. The increase in the volume of meat traded in the quarter, however, (21.1%) and in the first half of the year (26.3%) cushioned the impact of these factors.

    FINANCIAL RESULTS
    The over-supplied scenario in the international poultry marketplace, and the drops in prices together with exchange devaluation, led to a negative effect on quarterly results, with a net loss of R$ 15.3 million and a negative profit margin of 2.4% as opposed to a positive profit of 7.8% last year. Because of these unfavorable



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results, the Company closed the semester with a net profit of
R$ 2.8 million, 94.7% less than last year, leaving a net margin of 0.2% as against 5.1% accounted for in the prior year. In this scenario, Perdigao posted a quarterly EBITDA reduction of 48.2% (operational profit plus depreciation and amortization) to R$ 57.8 million, corresponding to 9.1% of net sales. In the first six months, the same index reached R$ 126.5 million, a result 22.6% less than last year.

    INVESTMENTS

    Investments in the quarter totaled R$ 42.2 million, 133% above that invested in the same period last year. These resources were invested in new production lines and product development in the Agroindustrial Complex in Rio Verde (GO), in additional environmental infrastructure construction in Capinzal (SC) and in updating units in south for absorbing the production from Mococa.

    SOCIAL BALANCE
    In line with its Human Resources policy, Perdigao increased resources available for improving living standards and the value and motivation of their employees by 27.7%. In the first half, the Company invested some $ 20 million reals in benefits. Compared to the same period last year, the number of company's employees increased 14.1% to 23,837 employees.



August/02

SOURCE  Perdigao
08/14/2002
CONTACT: Gabriela Las Casas of Perdigao, in Brazil,
011-5511-3718-5301, or acoes@perdigao.com.br/